Endeavour Silver Outlines Several Prospective New Silver-Gold Veins on the Terronera Property in Jalisco State, Mexico

VANCOUVER, BC -- (Marketwired - June 27, 2016) - Endeavour Silver Corp. (TSX: EDR) (NYSE: EXK) announces that its surface exploration program has outlined several prospective new silver-gold veins on the Terronera property in Jalisco State, Mexico. To date, mapping has extended the Terronera vein system over a 7 kilometre (km) by 7 km area and identified nine additional veins in the northern half of the property (view map).

Sampling of the Terronera vein system confirmed that high-grade, low sulphidation epithermal silver-gold mineralization is present in many of the veins. Assays of several thousand samples, including grab samples, selected samples and chip samples, returned values up to 2,880 grams per tonne (gpt) silver and up to 26.7 gpt gold.

Assay highlights from five of the new veins are summarized in the table below. These assays are intended to show peak values confirming the presence of high-grade mineralization and should not be taken as representative of the entire veins. Most of these new veins have never been tested by drilling. Silver equivalents are calculated at a ratio of 70:1 silver:gold.

-----------------------------------------------------
      Vein       Sample No    Au       Ag      AgEq
                          ---------------------------
                             (gpt)    (gpt)    (gpt)
-----------------------------------------------------
 Las Coloradas     17540     6.41     2,880    3,329
               --------------------------------------
                   17542     0.59      850      891
               --------------------------------------
                   17543     1.52     1,005    1,111
               --------------------------------------
                   17555     0.13      294      303
               --------------------------------------
                   17579     0.25      282      300
-----------------------------------------------------
   Los Reyes       15808     0.10      585      592
               --------------------------------------
                   15813     1.93      393      528
               --------------------------------------
                   15814     0.99      562      631
               --------------------------------------
                   15875     1.42      630      729
               --------------------------------------
                   17259     4.03     1,050    1,332
               --------------------------------------
                   17264     0.73      743      794
               --------------------------------------
                   17302     1.94      575      711
-----------------------------------------------------
   La Ermita       15261     0.13      398      407
               --------------------------------------
                   15358     0.88      506      568
               --------------------------------------
                   15359     0.48      387      421
               --------------------------------------
                   15361     0.55      290      329
               --------------------------------------
                   15367     0.37      423      449
               --------------------------------------
                   15369     0.43     1,355    1,385
               --------------------------------------
                   15470     0.13      342      351
-----------------------------------------------------
    El Padre       14223     0.87      135      196
               --------------------------------------
                   14061     10.10     148      855
               --------------------------------------
                   14208     0.58      174      215
               --------------------------------------
                   14226     0.52      227      263
               --------------------------------------
                   14229     1.97      315      453
               --------------------------------------
                   14207     0.73      325      376
               --------------------------------------
                   14221     0.66      358      404
-----------------------------------------------------
     La Luz        12840     20.70     506     1,955
               --------------------------------------
                   12832     5.31      555      927
               --------------------------------------
                   14019     0.52      564      600
               --------------------------------------
                   12836     6.82      567     1,044
               --------------------------------------
                   12862     7.81      576     1,123
               --------------------------------------
                   12837     5.70      589      988
               --------------------------------------
                   12838     26.70     763     2,632
               --------------------------------------
                   12833     11.15     763     1,544
               --------------------------------------
                   12808     8.09      818     1,384
               --------------------------------------
                   12907     7.40      951     1,469
-----------------------------------------------------

General descriptions of five of the new veins are shown in the table below:

----------------------------------------------------------------------------
                                          General
    Target    Length (m)  Width (m)     Description       Results (ranges)
                                                      ----------------------
                                                          Au ppm     Ag ppm
----------------------------------------------------------------------------
                                     Quartz vein
                                     (gray,
                                     saccaroidal to
                                     massive); with
                                     disseminated
                                     sulphides;
                                     dendriticOxMn,
                                     OxFe in
Las Coloradas     700     0.85-2.30  fractures;         0.005-6.41  4.0-2880
                                     associated
                                     argillized
                                     rhyolitic
                                     volcanics, with
                                     oxidized
                                     disseminated
                                     pyrite
----------------------------------------------------------------------------
                                     Quartz vein
                                     (white-
                                     crystalline);
                                     with traces of
  Los Reyes      1,800    0.25-2.55  OxMn + OxFe;       0.006-4.03  0.2-1050
                                     hosted in
                                     silicified
                                     rhyolitic
                                     volcanics
----------------------------------------------------------------------------
                                     Quartz vein
                                     (white-massive),
                                     with moderate to
                                     strong OxFe +
                                     OxMn + hematite,
                                     in druses and
  La Ermita       600    0.15 - 3.00 boxworks; traces   0.005-0.88  0.4-1355
                                     of pyrite and
                                     other sulphides;
                                     with stockwork
                                     zones at the
                                     hanging wall and
                                     footwall.
----------------------------------------------------------------------------
                                     Quartz vein
                                     (white-massive);
                                     with moderate to
                                     strong oxidation,
                                     at some parts
                                     intense OxMn.
                                     Quartz stockwork
                                     observed at the
   El Padre      1,800   0.40 - 4.00 hanging wall.       < 0.005-    < 0.2-
                                     with disseminated     10.10       358
                                     pyrite and traces
                                     of gray
                                     sulphides,
                                     intervals with
                                     very white quartz
                                     and weak
                                     oxidation.
----------------------------------------------------------------------------
                                     Quartz Vein
                                     (white-massive),
                                     with moderate to
                                     strong oxidation;
                                     some hydrothermal
                                     breccias with
    La Luz       1,550   0.30 - 3.00 stockwork zones,  < 0.005-26.7  0.5-951
                                     with moderate
                                     oxidation, and
                                     some massive
                                     quartz, with weak
                                     oxidation; OxFe +
                                     OxMn;
----------------------------------------------------------------------------

Luis Castro, Vice President of Exploration, commented, "These excellent sample results confirm that Endeavour owns an entire vein district on the Terronera property, with many veins exhibiting high-grade silver-gold mineralization and small historic mine workings but no past exploration drilling. Currently we have two drill rigs testing the El Padre and La Luz veins."

Godfrey Walton, M.Sc., P.Geo., Endeavour's President and COO, is the Qualified Person who reviewed and approved this news release and supervised the drilling programs in Mexico. A Quality Control sampling program of reference standards, blanks and duplicates has been instituted to monitor the integrity of all assay results. All samples are split at the local field office and shipped to ALS-Chemex Labs, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis. Gold and silver are determined by fire assay with an atomic absorption (AA) finish.

About Endeavour - Endeavour Silver Corp. is a mid-tier precious metals mining company that operates three high-grade, underground, silver-gold mines in Mexico. Since start-up in 2004, the Company has organically grown its mining operations to produce 11.4 million ounces of silver equivalents in 2015. Endeavour's growing discovery of high-grade silver-gold mineralization on the Terronera property in Jalisco state, combined with the recent acquisition of the permitted El Compas mine and plant in Zacatecas state, should facilitate the Company's goal to become a premier senior producer in the silver mining sector.

For more information, please contact:
Meghan Brown
Director Investor Relations
Toll free: 1-877-685-9775
Tel: 604-640-4804
Fax: 604-685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com